FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 8, 2018;

PRESS RELEASE

For immediate release

Quebecor and Caisse de dépôt et placement du Québec

reach an agreement on the repurchase
of the Caisse’s interest in Quebecor Media

Montreal, May 8, 2018 — Quebecor Inc. (“Quebecor”) is pleased to announce that it entered into an agreement (the “Agreement”) with Quebecor Media Inc. (“Quebecor Media”) and Caisse de dépôt et placement du Québec (the “Caisse”) to repurchase all of the share capital of Quebecor Media still held by the Caisse. The Agreement provides that Quebecor and Quebecor Media purchase 17,628,911 shares, representing a 18.47% stake in Quebecor Media, with respect to which the parties have agreed on a value of $1.690 billion.

This Agreement completes the process announced in October 2012 (and continued in September 2015 and July 2017), as part of the plan to purchase the shares of Quebecor Media held by the Caisse that was introduced by Quebecor, in accordance with its previously stated goal to ultimately own all the shares of Quebecor Media.

“Thanks to its currently very favourable financial profile and the substantial amount of cash it has on hand, Quebecor is now in a position to complete the repurchase of the share capital of Quebecor Media initiated in 2012. By gaining access to 100% of the cash flows that it generates, Quebecor will now be better equipped to seize business opportunities that arise. Ultimately, these transactions will allow us to have complete control over our destiny,” stated Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor.

“The complete repurchase of the shares today reflects Quebecor’s solid financial position and allows la Caisse to reallocate this capital to new investment opportunities in Quebec companies. Through the convertible debenture, la Caisse maintains an interest in the business, while providing Quebecor with increased financial flexibility to pursue its growth plan. And our long-standing partnership with Quebecor will certainly allow us, in the future, to explore new projects or investment opportunities with the company,” said Michael Sabia, President and Chief Executive Officer of la Caisse.”

“Quebecor has always been very proud, in the wake of previous successful investments, such as the creation of Imprimeries Quebecor in 1989, to be a partner of the Caisse. By joining forces and working together on the creation of Quebecor Media, we created a major Quebec group that has become a leader in the fields of telecommunications, entertainment, news media and culture. In doing so, we allowed Quebecers to retain control over their technological and cultural levers, while generating substantial benefits for our entire community,” added Pierre Karl Péladeau.

These benefits include, in particular, more than 4,000 jobs created at Videotron in the past 15 years, and some $2 billion invested in wireless in order to offer more choices and better prices to Québec consumers. Further benefits include the exceptional contribution of Quebecor and its subsidiaries to Québec audiovisual content and local journalism, as well as its philanthropic contribution to

400 organizations in fields as varied as culture, health, education, the environment and entrepreneurship.

Agreement Overview

•                  The Agreement provides for the completion of the following two transactions:

•  the repurchase for cancellation by Quebecor Media of 16,064,215 shares of Quebecor Media held by the Caisse, representing approximately 91.1% of the Caisse’s interest before closing, for an aggregate purchase price of $1.540 billion, payable in cash; and

•  the purchase by Quebecor of 1,564,696 shares of Quebecor Media held by the Caisse, representing approximately 8.9% of the Caisse’s interest before closing, in consideration of the issuance of $150-million aggregate principal amount of convertible debentures of Quebecor, which will be convertible into Quebecor Class B Subordinate Voting Shares (the Convertible Debentures), the whole subject to required approvals, including that of the Toronto Stock Exchange.

•                  Upon completion of these transactions, Quebecor and Quebecor Media will then have acquired the 18.47% stake in Quebecor Media that Quebecor did not yet have, with Quebecor becoming the sole owner of Quebecor Media.

Issuance of Convertible Debentures by Quebecor

Subject to the approval of the Toronto Stock Exchange, the Convertible Debentures will have a six-year term maturing in 2024 and will bear interest at an annual rate of 4.0%, payable in accordance with the terms of the trust indenture to be entered into at the time of their issuance. The Convertible Debentures will be convertible into Quebecor Class B Subordinate Voting Shares in accordance with the terms of the trust indenture, subject to a floor price of $26.85 per share (that is, a maximum number of approximately 5,586,592 Quebecor Class B Subordinate Voting Shares corresponding to a ratio of $150 million to the floor price) and a ceiling price of $33.5625 per share (that is, a minimum number of approximately 4,469,274 Quebecor Class B Subordinate Voting Shares corresponding to a ratio of $150 million to the ceiling price), subject to adjustments in accordance with the terms of the trust indenture. The other terms and conditions of the Convertible Debentures are expected to be substantially consistent with the terms of the Convertible Debentures issued under Quebecor’s trust agreement dated October 11, 2012, as amended.

Exit Rights and Quebecor Media Shareholders’ Agreement

As a result of the completion of the transactions provided for in the Agreement, the exit rights granted to the Caisse under the agreement entered into at the beginning of the process introduced in 2012, including, the right to require that Quebecor Media carry out an initial public offering (IPO), or the right to sell its remaining interest in Quebecor Media to a financial third party, without providing any right of first refusal or first offer to Quebecor or Quebecor Media, will extinguish at the closing of the operation.

The parties have also agreed to terminate the shareholders’ agreement between Quebecor, CDP Capital d’Amérique investissements inc. (formerly Capital Communications CDPQ inc.) and Quebecor Media dated October 23, 2000, as consolidated and amended from time to time.

Closing

The transactions contemplated in the Agreement are currently expected to be fully completed by June 22, 2018, subject to the customary closing conditions for transactions of this nature and the receipt of regulatory approvals, including that of the Toronto Stock Exchange.

TD Securities acted as financial advisor to Quebecor on the transaction.

This press release does not constitute an offer to sell or the solicitation of an offer to buy or sell securities in any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The securities referred to herein have not been and will not be qualified for distribution to the public under applicable Canadian securities legislation.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. This press release includes forward-looking statements on the following issues: the timing and the completion of the transactions contemplated in the Agreement; the fact that the closings of the transactions are subject to the occurrence of certain events and to the receipt of the necessary approvals, namely that of the Toronto Stock Exchange; and the anticipated benefits of the Agreement (in particular the impact of the Agreement on operations, the structure, capabilities, business and other opportunities, and Quebecor’s overall strategy). Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and to attract new ones, risks associated with the fragmentation of the advertising market, insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with collective agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment and, as they relate to the Agreement, potential risks include the following: non-receipt of regulatory approvals (including the receipt of the approval of the Toronto Stock Exchange) or the delay in receipt thereof or the non-compliance with the conditions related to the implementation of the Agreement or the delay in the implementation thereof; or the occurrence of an event that would allow the Caisse to terminate its obligations under the Agreement. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. The forward-looking statements described in this press release are based on the following significant assumptions regarding the Agreement: compliance with all closing conditions and the performance of the transactions covered by the Agreement according to the planned schedule, including receipt of approvals from the regulatory bodies (including the Toronto Stock Exchange). For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com>  and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section in Quebecor’s Management Discussion and Analysis for the year ended December 31, 2017.

The forward-looking statements in this press release reflect Quebecor’s expectations as of the date of this press release and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Source: Jean-François Pruneau Senior Vice President and Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. jean-francois.pruneau@quebecor.com 514 380-4144	Information: Communications department Quebecor Inc. and Quebecor Media Inc. medias@quebecor.com 514 380-4572

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Assistant Secretary

Date:	May 9, 2018